Exhibit 99.5

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE ARRANGEMENT INVOLVING MINERA ANDES INC., US GOLD CORPORATION AND MCEWEN MINING-MINERA ANDES ACQUISITION CORP.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

LETTER OF TRANSMITTAL FOR COMMON SHARES
OF MINERA ANDES INC.

This Letter of Transmittal is for use by registered holders (“Registered Shareholders”) of common shares (“Minera Shares”) of Minera Andes Inc. (“Minera Andes”) in connection with the proposed business combination by way of plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) involving Minera Andes, the holders of Minera Shares (“Minera Shareholders”), US Gold Corporation (“US Gold”) and McEwen Mining—Minera Andes Acquisition Corp. (“Exchangeco”) whereby, among other things, each Minera Share will entitle the holder thereof to receive in exchange therefor 0.45 of an exchangeable share in the capital of Exchangeco (the “Exchangeable Shares”).  The Arrangement is being submitted for approval at a special meeting of Minera Shareholders scheduled to be held on January 19, 2012 (the “Meeting”).  Registered Shareholders are referred to the notice of special meeting of shareholders of Minera Andes and the management information circular dated as of December 13, 2011 (the “Information Circular”) prepared in connection with the Meeting that accompanies this Letter of Transmittal.  Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by beneficial holders of Minera Shares that are not Registered Shareholders (the “Non-Registered Shareholders”).  A Non-Registered Shareholder does not hold Minera Shares in its name - rather such Minera Shares are held through a broker, investment dealer, bank, trust company or other nominee or clearing agency such as CDS & Co.  If you are a Non-Registered Shareholder you should contact your broker, investment dealer, bank, trust company or other nominee for instructions and assistance in depositing your Minera Shares and receiving Exchangeable Shares for such Minera Shares.

The Arrangement is anticipated to be completed in early 2012.  If the Arrangement is completed, then, at the Effective Time, Minera Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each Minera Share, 0.45 of an Exchangeable Share.

In order to receive the Exchangeable Shares that a Minera Shareholder is entitled to receive pursuant to the Arrangement, Registered Shareholders are required to deposit the certificate(s) representing the Minera Shares held by them with Computershare Investor Services Inc. (“Computershare” or the “Depositary”).  This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Minera Shares deposited pursuant to the Arrangement.

An Eligible Holder who exchanges Minera Shares pursuant to the Arrangement may, depending on the adjusted cost base of the Minera Shares to such Eligible Holder, realize a gain for Canadian income tax purposes. Depending upon the circumstances, an Eligible Holder may be eligible for a full or partial tax deferral in respect of the exchange of Minera Shares by entering into a joint tax election with Exchangeco pursuant to subsection 85(1) or 85(2) of the Income Tax Act (the “Tax Act”) (and the corresponding provisions of any applicable provincial or territorial tax legislation) specifying therein an elected amount in accordance with certain limitations, as more fully described in the Information Circular.

Completion of this Letter of Transmittal alone, without the filing of the tax election forms described in the Information Circular, will not entitle an Eligible Holder to benefit from the tax deferral resulting from the tax election under subsection 85(1) or 85(2) of the Tax Act.

A tax election package, consisting of the relevant federal tax election forms and a tax instruction letter shall be made available via the Internet on US Gold’s website at www.usgold.com or on the website of McEwen Mining Inc. at www.mcewenmining.com, or may be obtained from the Depositary by so indicating under “Tax Election Package” on this Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 30 days following the Effective

If you have questions regarding the Arrangement, shareholders should call
Kingsdale Shareholder Services Inc. at 1-866-581-1513.

Date.  Eligible Holders interested in making an election must provide two signed copies of the prescribed tax election forms to Exchangeco within 90 days of the Effective Date (duly completed with the number of Minera Shares exchanged and the applicable agreed amounts in Canadian dollars), although Eligible Holders may need to deliver their tax election forms to Exchangeco sooner depending on their taxation year-ends and filing deadlines.  Eligible Holders are strongly advised to consult their own tax advisors as soon as possible respecting the deadlines applicable to their own particular circumstances.  Exchangeco shall, within 90 days after receiving properly completed election forms from an Eligible Holder, sign and return them to the Eligible Holder for filing with the Canada Revenue Agency (or applicable provincial tax authority). Eligible Holders should consult their own tax advisors to determine whether any separate provincial or territorial election forms are required and to obtain and complete such forms, if necessary.

No fractional Exchangeable Shares shall be issued to Minera Shareholders.  Exchangeable Shares shall be rounded up to the next whole share if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the lesser whole number of Exchangeable Shares if the fractional entitlement is less than 0.5.

Subject to the requirements of applicable law with respect to unclaimed property, any certificate formerly representing Minera Shares that is not deposited with all other documents as required by the Arrangement on or before the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Exchangeable Shares. In such case, such Exchangeable Shares shall be returned to Exchangeco and such Exchangeable Shares shall be cancelled.

TO:	COMPUTERSHARE INVESTOR SERVICES INC. as depositary at the offices set out herein
AND TO:	MINERA ANDES INC.
AND TO:	US GOLD CORPORATION
AND TO:	MCEWEN MINING - MINERA ANDES ACQUISITION CORP.

Please read the Information Circular and the instructions set out below carefully before completing this Letter of Transmittal.  Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery.  If your Minera Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

In connection with the Arrangement, the undersigned hereby deposits with the Depositary for exchange at the Effective Time the enclosed certificate(s) representing Minera Shares, details of which are as follows:

Certificate Number(s)	Name(s) in which Registered	Number of Minera Shares Represented by Certificate

TOTAL

(Please print or type.  If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.)

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed in accordance with the instructions set forth below and of the certificate(s) representing the Minera Shares deposited herewith (the “Deposited Shares”) following the Effective Time, the Depositary will deliver to the undersigned, a Direct Registration Advice (a “DRS Advice”) (see instructions set forth below) representing the Exchangeable Shares that the undersigned is entitled to receive under the Arrangement in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares will forthwith be cancelled.

No dividend or other distribution declared or made after the Effective Time with respect to Exchangeable Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Minera Shares unless and until the holder of such Minera Shares shall surrender the certificate(s) representing such Minera Shares along with a duly completed Letter of Transmittal, to the Depositary.  After the time of such compliance, there shall, in addition to the delivery to such holder of a DRS Advice representing the Exchangeable Shares to which such holder is entitled, be paid, without interest, (i) the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Exchangeable Shares to which such holder is entitled; and (ii) to the extent not paid under (i), the amount of dividends or other distributions with a record date after the Effective Time and with a payment date subsequent to surrender.

The undersigned Registered Shareholder represents and warrants in favour of Minera Andes, US Gold and Exchangeco as at the date hereof that: (i) the undersigned is the registered owner of the Deposited Shares; (ii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares; (iii) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (iv) the surrender of the Deposited Shares complies with applicable laws; (v) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 4:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the second business day preceding the date of the reconvened Meeting, the undersigned will not transfer or permit to be transferred any of such Deposited Shares except pursuant to the Arrangement; and (vii) the payment of the appropriate number of Exchangeable Shares to the undersigned will completely discharge any and all obligations of Minera Andes, US Gold, Callco, Exchangeco and the Depositary with respect to the matters contemplated by this Letter of Transmittal.  These representations and warranties shall survive the completion of the Arrangement.

In the event that the undersigned elects to receive a tax election package, the undersigned hereby: (i) acknowledges that it is the undersigned’s responsibility to prepare the appropriate document(s) that will be included in the tax election package and to send such documents to Exchangeco within 90 days of the Effective Date; (ii) acknowledges that none of Minera Andes, Callco, US Gold or Exchangeco or the Depositary nor their directors, officers, agents, advisors or representatives are responsible for the proper completion of any tax election form; (iii) acknowledges that Exchangeco agrees only to execute and return properly completed tax election forms received within 90 days of the Effective Date; and (iv) acknowledges that neither Callco, Exchangeco, US Gold, Minera Andes or the Depositary nor their directors, officers, agents, advisors or representatives are responsible or liable for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file any tax election form in the form and manner prescribed by the Tax Act (or any applicable provincial income tax law).  See “Material Canadian Federal Income Tax Considerations” in the Information Circular.

Except for any proxy deposited for use at the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.  Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.  It is understood that the undersigned will not receive the Exchangeable Shares under the Arrangement in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary.

The undersigned surrenders to Exchangeco, at the Effective Time, all right, title and interest in and to the Deposited Shares and all shares and rights for or into which the Deposited Shares may be exchanged or converted pursuant to the Arrangement, and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the exchange of the Deposited Shares and all shares and rights for or into which the Deposited Shares may be exchanged or converted pursuant to the Arrangement, on the books of Minera Andes and Exchangeco.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned shall be deemed to have required that any contract in connection with the delivery of the Minera Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente letter d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

PLEASE COMPLETE BOX A AND BOX B.

BOX A

ISSUANCE INSTRUCTIONS

ISSUE THE DRS ADVICE IN THE NAME OF:

(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code))

(Telephone – Business Hours)

BOX B

TO BE COMPLETED BY ALL REGISTERED SHAREHOLDERS

Signature guaranteed by:	Dated:
(if required under Instruction 3)

Signature of Registered Shareholder or authorized representative (See Instruction 4 below)
Authorized Signature of Guarantor

Signature of any joint holder
Name of Guarantor (please print or type)

Name of Registered Shareholder (please print or type)
Address (please print or type)

Name of authorized representative, if applicable (please print or type)

Area Code and Telephone Number
Social Insurance Number, Social Security Number or Taxpayer Identification Number

Daytime Telephone Number of Registered Shareholder or authorized representative

Daytime Facsimile Number of Registered Shareholder or authorized representative)

TAX ELECTION PACKAGE

To be completed ONLY by holders of Minera Shares who wish to avail themselves of the joint tax election provision described in the Information Circular under “Material Canadian Federal Income Tax Considerations”.

☐      Check here if you wish to receive tax election package

☐      Check here if the Minera Shareholder is a partnership

☐      Check here if the Minera Shareholder is required to file in Québec

INSTRUCTIONS

1.             Use of Letter of Transmittal

(a)           Registered Shareholders should read the accompanying Information Circular prior to completing this Letter of Transmittal.

(b)           Non-Registered Shareholders should contact their nominee as soon as possible for assistance in depositing their Minera Shares.

(c)           This Letter of Transmittal (or facsimile hereof), duly completed and signed as required by the instructions set forth below, together with the accompanying certificate(s) representing the Minera Shares and all other required documents, must be received by the Depositary at one of the addresses set out on the back of this Letter of Transmittal in order for the undersigned to receive the Exchangeable Shares to which it would be entitled upon completion of the Arrangement.

(d)           The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Minera Shares and all other required documents is at the option and risk of the Registered Shareholder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Minera Andes recommends that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.  Non-Registered Shareholders should contact their nominee for assistance in depositing those Minera Shares. Delivery to an office other than to the specified offices of the Depositary does not constitute delivery for this purpose.

(e)           Delivery to an office other than to the specified offices of the Depositary does not constitute delivery for this purpose.

(f)            Minera Andes and Exchangeco reserve the right if they so elect in their absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

2.             Signatures

This Letter of Transmittal must be completed, dated and signed by the Registered Shareholder or by such shareholder’s duly authorized representative (in accordance with Instruction 4 below).

(a)           If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)           If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if DRS Advice(s) representing Exchangeable Shares are to be issued to a person other than the registered owner(s):

(i)            such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)           the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

(c)           If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3.            Guarantee of Signatures

If: (a) this Letter of Transmittal is signed by a person other than the registered owner(s) of the Minera Shares; or (b) the Exchangeable Shares are to be issued in a name other than the registered owner(s) of the Minera Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.             Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Minera Andes, Exchangeco, US Gold or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.             Lost Certificates

If a certificate representing Minera Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements in order for the Minera Shareholder to receive its entitlement.

6.             Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for Minera Shares received by the Depositary will be returned to the undersigned at the office of the Depositary where the certificates representing the Minera Shares were deposited.

7.             Backup Withholding and Information Reporting

Under United States federal income tax laws, a Minera Shareholder whose Deposited Shares are accepted for payment pursuant to the Information Circular may be subject to backup withholding, currently at a rate of 28%.

United States Minera Shareholders

To prevent backup withholding, a Minera Shareholder that is a “U.S. person” (as defined below) for United States federal income tax purposes (“United States Minera Shareholder”) is required to notify the Depositary of the United States Minera Shareholder’s current taxpayer identification number (“TIN”) by completing the enclosed Substitute Form W-9, certifying under penalties of perjury, (1) that the TIN provided on that form is correct (or that such United States Minera Shareholder is awaiting receipt of a TIN), and (2) that (i) the United States Minera Shareholder is exempt from backup withholding; (ii) the United States Minera Shareholder has not been notified by the Internal Revenue Service that the United States Minera Shareholder is subject to backup withholding as a result of failure to report all interest or dividends; or (iii) after being so notified, the Internal Revenue Service has notified the United States Minera Shareholder that the Minera Shareholder is no longer subject to backup withholding. A U.S. person is: (i) an individual who is a U.S. citizen or resident alien; (ii) a domestic partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (iii) an estate (other than a foreign estate); or (iv) certain trusts controlled by U.S. persons and subject to the supervision of a U.S. court.

If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such United States Minera Shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service and payments that are made to such United States Minera Shareholder pursuant to the Information Circular may be subject to backup withholding (see below).

Each United States Minera Shareholder is required to give the Depositary the TIN (e.g., Social Security number or employer identification number) of the recorded holder of the Minera Shares. If the Minera Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report. A United States Minera Shareholder who does not have a TIN may check the box in Part 3 of the Substitute Form W-9 if such United States Minera Shareholder has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the United States Minera Shareholder must also complete the information in the box entitled “Certificate of Awaiting Taxpayer Identification Number” below in order to avoid backup withholding.  If the box in Part 3 is checked, payments made will be subject to backup withholding unless the United States Minera Shareholder has furnished the Depositary with his or her TIN by the time payment is made. A United States Minera Shareholder who checks the box in Part 3 in lieu of furnishing a TIN should furnish the Depositary with the United States Minera Shareholder’s TIN as soon as it is received.

Certain Minera Shareholders are not subject to these backup withholding requirements.  To avoid possible erroneous backup withholding, a Minera Shareholder who is a United States Minera Shareholder and is exempt from backup withholding should complete the Substitute Form W-9 by providing his or her correct TIN, signing and dating the form, and writing “exempt” on the face of the form.

Non-United States Minera Shareholders

A Minera Shareholder who is not a U.S. person may qualify as exempt from backup withholding by submitting to the Depositary a properly completed appropriate Form W-8, certifying under penalties of perjury, such Minera Shareholder’s status as a non-U.S. person. Generally, a foreign individual or a foreign corporation that is not a pass-through entity for United States federal income tax purposes and is not engaged in a trade or business within the United States would generally provide a Form W-8BEN, while a foreign partnership or other pass-through entity would generally provide a Form W-8IMY (which may require an additional Form W-8BEN for its beneficial owners). A foreign individual or a foreign entity that is engaged in a trade or business within the United States may be required to provide a Form W-8ECI. Form W-8BEN and instructions for Form W-8BEN are enclosed herein.  Forms W-8IMY and W-8ECI will be provided to the Minera Shareholder by the Depositary upon request.

All Minera Shareholders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements and to determine which form should be used to avoid backup withholding.

If backup withholding applies, the Depositary is required to withhold 28% of any payments to be made to the Minera Shareholder.  Backup withholding is not an additional tax.  Rather, the United States tax liability of persons subject to backup withholding, if any, will be reduced by the amount of tax withheld.  If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service.  The Depositary cannot refund amounts withheld by reason of backup withholding.

8.             Direct Registration Advice

Upon receipt of certificates representing the Minera Shares and all other required documents, a DRS Advice (as defined below) will be issued by the Depositary to the registered holder of Exchangeable Shares representing the ownership of their Exchangeable Shares. Registered holders of Exchangeable Shares wishing to request a share certificate representing some or all of such Exchangeable Shares should refer to the instructions provided upon receipt of the DRS Advice. Only Registered Shareholders will receive a DRS Advice.

The Direct Registration System, or DRS, is a system that allows you to hold your Exchangeable Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Exchangeable Shares will be held in your name and registered electronically in Exchangeco’s records, which will be maintained by its transfer agent, Computershare. The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing physical certificate(s) that might be lost, stolen or destroyed and it permits and enables electronic share transactions.

The first time your Exchangeable Shares are recorded under DRS (upon completion of the Arrangement) you will receive an initial DRS Advice acknowledging the number of Exchangeable Shares you hold in your DRS account. Each time you have any movement of shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request a statement at any time by contacting Computershare or by accessing your account online at www.computershare.com/investorcentrecanada.

There is no fee to participate in DRS. In addition, you will be able to easily transfer your Exchangeable Shares from your DRS account to your brokerage account. To do so, in Canada, you should have your broker request that your Exchangeable Shares in your DRS account be sent to them through the Canadian Depository for Securities CDSX System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•      your Computershare account number (found on your DRS Advice)

•      your Social Insurance Number

•      the number of whole Exchangeable Shares you wish to move from your Computershare DRS account to your brokerage account

In the United States, you should have your broker request that your Exchangeable Shares in your DRS account be sent to them through the Depository Trust Company’s Direct Registration Profile System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•      your Computershare account number (found on your DRS Advice)

•      your Social Security Number or Taxpayer Identification Number

•      Computershare’s DTC number: 7807

•      the number of whole Exchangeable Shares you wish to move from your Computershare DRS account to your brokerage account

Your broker will then electronically initiate the transfer of your Exchangeable Shares in your DRS account based on your instructions.

To sell your Exchangeable Shares in your DRS account you can:

•      instruct your broker to sell all or part of your Exchangeable Shares in your DRS account, but first your Exchangeable Shares must be delivered/transferred to your broker. Please read the instructions immediately above which describe the information your broker requires to move your Exchangeable Shares in your DRS account electronically to their control within their respective depository; or

•      request a physical share certificate from Computershare and deliver it to your broker to sell.

To transfer ownership of your Exchangeable Shares in your DRS account you must submit written instructions along with your current DRS Advice, a completed stock power of attorney and the appropriate Medallion Signature Guarantee to Computershare’s address shown on the DRS Advice. A new DRS Advice showing the transfer of the Exchangeable Shares and the remaining DRS balance (even if the amount is zero) will be sent to you and a new DRS Advice will also be sent to the holder to whom the Exchangeable Shares have been transferred as per your instructions.

At any time you may request a share certificate for all or a portion of the Exchangeable Shares held in your DRS account. Simply contact Computershare with your request. A share certificate for the requested number of Exchangeable Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

For more information about DRS, please contact Computershare at 1-800-564-6253 (toll free within Canada and the U.S.) or 514-982-7555 (outside of Canada and the U.S.) or visit Computershare online at www.computershare.com/investorcentrecanada.

9.             Miscellaneous

(a)           If the space on this Letter of Transmittal is insufficient to list all certificates for Minera Shares, additional certificate numbers and numbers of Minera Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)           If Minera Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)           No alternative, conditional or contingent deposits of Minera Shares will be accepted.

(d)           Additional copies of the Letter of Transmittal and the Information Circular may be obtained from the Depositary at the office set out on the back of this Letter of Transmittal.  The Circular and this Letter of Transmittal are also available at www.sedar.com under Minera Andes’ profile.

(e)           All questions as to the validity, form, eligibility, timely receipt of any Minera Shares deposited pursuant to the Arrangement will be determined by Minera Andes and Exchangeco in their sole judgment.  Minera Andes and Exchangeco reserve the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction.  Minera Andes and Exchangeco reserve the absolute right to instruct the Depositary to waive any defect of irregularity contained in any Letter of Transmittal received.  None of Minera Andes, Exchangeco, the Depositary or any other person shall be required to give notice of any defects or irregularities in any deposit or acceptance and no liability shall be incurred by any of them for failure to give such notice.  Minera Andes’ and Exchangeco’s interpretation of the terms and conditions of the Arrangement, the Information Circular and this Letter of Transmittal shall be final and binding.

(f)            This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

10.          Assistance

The Depositary (see back page for address and telephone number) will be able to assist you with any questions you may have about completing this Letter of Transmittal.  Minera Shareholders whose Minera Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee to vote and exchange their Minera Shares for Exchangeable Shares.

11.          Privacy Notice

The Depositary is committed to protecting personal information received from its clients.  In the course of providing services to its clients, the Depositary receives certain non-public personal information.  This information could include an individual’s name, address, social insurance number, securities holdings and other financial information.  The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a Privacy Code relating to information practices and privacy protection.  It is available at www.computershare.com, or by writing the Depositary at the address indicated on the back page hereof.  The Depositary will use the information provided on this Letter of Transmittal in order to process the undersigned Registered Shareholder’s request and will treat the Registered Shareholder’s signature(s) on this Letter of Transmittal as such Registered Shareholder’s consent to the above.

THE DEPOSITARY FOR THE ARRANGEMENT IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Mail

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide St E

Toronto, ON

M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier

Computershare Investor Services Inc.

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

Attention: Corporate Actions

Inquiries

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by holders of Minera Shares to the Depositary at the telephone number and locations set out above.

SUBSTITUTE FORM W-9

TO BE COMPLETED BY UNITED STATES MINERA SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9	Part 1 - Please provide your name in the box at right.
Name

Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification

Taxpayer Identification Number(“TIN”) - ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form ) CERTIFY BY SIGNING BELOW.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR

Enter the appropriate tax classification: (I = individual / sole proprietor, C = corporation, S = S corporation, P = partnership, T = trust / estate, 0 = other). If other (explain)
Employer Identification Number(s) (If Awaiting TIN, write “Applied For”)

Part 2 - For payees exempt from backup withholding, please write “Exempt” here (see Guidelines):

Part 3 - Certification - Under penalties of perjury, I certify that:

(1)   The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me); and

(2)   I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

	Signature of U.S. person	Date ,2011

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Arrangement.  For additional details, please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” that follow the instructions accompanying this Letter of Transmittal.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future.  I understand that if I do not provide a TIN within 60 days of executing this certificate, 28% of the gross proceeds of such payment made to me may be withheld.

Signature	Date , 2011

FOR UNITED STATES MINERA SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER

ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer—Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000.  Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000.  The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended (the “Code”). “IRS” is the Internal Revenue Service.

For This Type of Account:		Give The Taxpayer Identification of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account, or if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or disregarded entity owned by an individual	The owner(3)
6.	Disregarded entity not owned by an individual	The owner
7.	A valid trust, estate or pension trust	The legal entity(4)
8.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10.	Partnership or multi-member LLC	The partnership
11.	A broker or registered nominee	The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)           List first and circle the name of the person whose number you furnish.  If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)           Circle the minor’s name and furnish the minor’s social security number.

(3)           You must show your individual name, but you may also enter your business or “doing business as” name.  You may use either your social security number or your employer identification number (if you have one).

(4)           List first and circle the name of the legal trust, estate or pension trust.  (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Card (for individuals), at the local Social Security Administration office, or Form SS-4, Application for Employer Identification Number, at www.irs.gov, and apply for a number. U.S. resident aliens who cannot obtain a Social Security Number must apply for an ITIN (Individual Taxpayer Identification Number) on Form W-7.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i)            An organization exempt from tax under Code Section 501(a), an individual retirement account (IRA), or a custodial account under Code Section 403(b)(7) if the account satisfies the requirements of Code Section 401(f)(2).

(ii)           The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or agency or instrumentality of any one or more of the foregoing.

(iii)          An international organization or any agency or instrumentality thereof.

(iv)          A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i)            A corporation.

(ii)           A financial institution.

(iii)          A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv)          A real estate investment trust.

(v)           A common trust fund operated by a bank under Code Section 584(a).

(vi)          An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)         A middleman known in the investment community as a nominee or custodian.

(viii)        A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix)           A foreign central bank of issue.

(x)            A trust exempt from tax under Section 664 or described in Code Section 4947.

Exempt payees described above can file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.  If you are not a U.S. person and are not subject to backup withholding, you should file with the payer the completed applicable Form W-8.

PRIVACY ACT NOTICE—Code Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS.  The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns.  Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer.  Certain penalties may also apply, including those listed below.

PENALTIES

(1)           Failure to Furnish Taxpayer Identification Number—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)           Civil Penalty for False Information With Respect to Withholding—If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a US$500 penalty.

(3)           Criminal Penalty for Falsifying Information— Willfully falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)           Misuse of Taxpayer Identification Numbers.  If the requester discloses or uses Taxpayer Identification Numbers in violation of federal law, the requester may be subject to civil and criminal penalties.

For additional information, consult your tax consultant or the IRS.

Instructions for Form
W-8BEN

(Rev. February 2006)

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

For definitions of terms used throughout these instructions, see Definitions on pages 3 and 4.

Purpose of form. Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

•                  Interest (including certain original issue discount (OID));

•                  Dividends;

•                  Rents;

•                  Royalties;

•                  Premiums;

•                  Annuities;

•                  Compensation for, or in expectation of, services performed;

•                  Substitute payments in a securities lending transaction; or

•                  Other fixed or determinable annual or periodical gains, profits, or income.

This tax is imposed on the gross amount paid and is generally collected by withholding under section 1441 or 1442 on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

In addition, section 1446 requires a partnership conducting a trade or business in the United States to withhold tax on a foreign partner’s distributive share of the partnership’s effectively connected taxable income. Generally, a foreign person that is a partner in a partnership that submits a Form W-8 for purposes of section 1441 or 1442 will satisfy the documentation requirements under section 1446 as well. However, in some cases the documentation requirements of sections 1441 and 1442 do not match the documentation requirements of section 1446. See Regulations sections 1.1446-1 through 1.1446-6. Further, the owner of a disregarded entity, rather than the disregarded entity itself, shall submit the appropriate Form W-8 for purposes of section 1446.

If you receive certain types of income, you must provide Form W-8BEN to:

•                  Establish that you are not a U.S. person;

•                  Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided or a partner in a partnership subject to section 1446; and

•                  If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:

•                  Broker proceeds.

•                  Short-term (183 days or less) original issue discount (OID).

•                  Bank deposit interest.

•                  Foreign source interest, dividends, rents, or royalties.

•                  Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.

You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.

Additional information. For additional information and instructions for the withholding agent, see the Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.

Who must file. You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

Do not use Form W-8BEN if:

•                  You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use Form W-9, Request for Taxpayer Identification Number and Certification.

•                  You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.

Cat. No. 25576H

•                  You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide Form 8233, Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or Form W-4, Employee’s Withholding Allowance Certificate.

•                  You are receiving income that is effectively connected with the conduct of a trade or business in the United States, unless it is allocable to you through a partnership. Instead, provide Form W-8ECI, Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See Change in circumstances on this page.

•                  You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide Form W-8EXP, Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).

•                  You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide Form W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.

•                  You are a disregarded entity for purposes of section 1446. Instead, the owner of the entity must submit the form.

•                  You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.

•                  You are a withholding foreign partnership or a withholding foreign trust within the meaning of sections 1441 and 1442 and the accompanying regulations. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner’s, beneficiary’s, or owner’s distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.

•                  You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian). Instead, provide Form W-8IMY.

•                  You are a foreign partnership or foreign grantor trust for purposes of section 1446. Instead, provide Form W-8IMY and accompanying documentation. See Regulations sections 1.1446-1 through 1.1446-6.

Giving Form W-8BEN to the withholding agent. Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment, who credits your account, or a partnership that allocates income to you. Give Form W-8BEN to the person requesting it before the payment is made to you, credited to your account or allocated. If you do not provide this form, the withholding agent may have to withhold at the 30% rate, backup withholding rate, or the rate applicable under section 1446. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.

Note. If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.

Change in circumstances. If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you must file a new Form W-8BEN or other appropriate form.

If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

If you become a U.S. citizen or resident alien after you submit Form W-8BEN, you are no longer subject to the 30% withholding rate or the withholding tax on a foreign partner’s share of effectively connected income. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident alien. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN. Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2005, remains valid through December 31, 2008. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6

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beginning on page 4 for circumstances under which you must provide a U.S. TIN.

Definitions

Beneficial owner. For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income.

Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

For purposes of section 1446, the same beneficial owner rules apply, except that under section 1446 a foreign simple trust rather than the beneficiary provides the form to the partnership.

The beneficial owner of income paid to a foreign estate is the estate itself.

Note. A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9. For purposes of section 1446, a U.S. grantor trust or disregarded entity shall not provide the withholding agent a Form W-9 in its own right. Rather, the grantor or other owner shall provide the withholding agent the appropriate form.

Foreign person. A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual. Any individual who is not a citizen or resident alien of the United States is a nonresident alien individual. An alien individual meeting either the “green card test” or the “substantial presence test” for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a bona fide resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See Pub. 519, U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.

Flow-through entity. A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder’s jurisdiction.

For purposes of section 1446, a foreign partnership or foreign grantor trust must submit Form W-8IMY to establish the partnership or grantor trust as a look through entity. The Form W-8IMY may be accompanied by this form or another version of Form W-8 or Form W-9 to establish the foreign or domestic status of a partner or grantor or other owner. See Regulations section 1.1446-1.

Hybrid entity. A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.

Reverse hybrid entity. A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.

Fiscally transparent entity. An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity. A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

3

A disregarded entity shall not submit this form to a partnership for purposes of section 1446. Instead, the owner of such entity shall provide appropriate documentation. See Regulations section 1.1446-1.

Amounts subject to withholding. Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

For purposes of section 1446, the amount subject to withholding is the foreign partner’s share of the partnership’s effectively connected taxable income.

Withholding agent. Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

For purposes of section 1446, the withholding agent is the partnership conducting the trade or business in the United States. For a publicly traded partnership, the withholding agent may be the partnership, a nominee holding an interest on behalf of a foreign person, or both. See Regulations sections 1.1446-1 through 1.1446-6.

Specific Instructions

A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give Form W-8BEN to a withholding agent only for income for which no treaty benefit is being claimed.

Part I

Line 1. Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

Line 2. If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for “not applicable”).

Line 3. Check the one box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. Do not check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you must check the “Partnership” or “Disregarded entity” box. If you are a sole proprietor, check the “Individual” box, not the “Disregarded entity” box.

Only entities that are tax-exempt under section 501 should check the “Tax-exempt organization” box. Such organizations should use Form W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.

Line 4. Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country’s income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5. Enter your mailing address only if it is different from the address you show on line 4.

Line 6. If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get Form SS-5 from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.

If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). To apply for an ITIN, file Form W-7 with the IRS. It usually takes 4-6 weeks to get an ITIN.

An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.

If you are not an individual or you are an individual who is an employer or you are engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on Form SS-4, Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter your EIN.

A partner in a partnership conducting a trade or business in the United States will likely be allocated effectively connected taxable income. The partner is

4

required to file a U.S. federal income tax return and must have a U.S. taxpayer identification number (TIN).

You must provide a U.S. TIN if you are:

•                  Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans,

•                  A foreign grantor trust with 5 or fewer grantors,

•                  Claiming benefits under an income tax treaty, or

•                  Submitting the form to a partnership that conducts a trade or business in the United States.

However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:

•                  Dividends and interest from stocks and debt obligations that are actively traded;

•                  Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);

•                  Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and

•                  Income related to loans of any of the above securities.

You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.

Line 7. If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8. This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 on page 4).

Part II

Line 9a. Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

Line 9b. If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.

Line 9c. An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it:

•                  Derives the item of income for which the treaty benefit is claimed, and

•                  Meets the limitation on benefits provisions contained in the treaty, if any.

An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity’s jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if:

•                  The interest holder is not fiscally transparent in its jurisdiction with respect to the item of income, and

•                  The entity is considered to be fiscally transparent under the laws of the interest holder’s jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder’s jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder’s Form W-8BEN with a Form W-8IMY completed by the entity.

An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.

To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS website at www.irs.gov.

If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a “limitation on benefits” provision.

Line 9d. If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on (a) U.S. source dividends paid to you by another foreign corporation or (b) U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a “qualified resident” of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation (“branch interest”) and other applicable rules.

In general, a foreign corporation is a qualified resident of a country if any of the following apply.

•                  It meets a 50% ownership and base erosion test.

•                  It is primarily and regularly traded on an established securities market in its country of residence or the United States.

•                  It carries on an active trade or business in its country of residence.

•                  It gets a ruling from the IRS that it is a qualified resident.

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See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.

If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986, do not check box 9d. Instead, check box 9c.

Line 9e. Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year will exceed $500,000. Additionally, you must file Form 8833, Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10

Line 10 must be used only if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See Scholarship and fellowship grants below for more information.

The following are additional examples of persons who should complete this line.

•                  Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.

•                  Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.

•                  Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see Nonresident alien student or researcher who becomes a resident alien later for an example.

Scholarship and fellowship grants. A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. No Form W-8BEN is required unless a treaty benefit is being claimed. A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. Do not use Form W-8BEN for compensatory scholarship or fellowship income. See Compensation for Dependent Personal Services in the Instructions for Form 8233.

If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income) from the same withholding agent, you may use Form 8233 to claim a tax treaty withholding exemption for part or all of both types of income.

Completing lines 4 and 9a. Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

Completing line 10. You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.

Nonresident alien student or researcher who becomes a resident alien. You must use Form W-9 to claim an exception to a saving clause. See Nonresident alien who becomes a resident alien on this page for a general explanation of saving clauses and exceptions to them.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.

Part III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

Part IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or

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officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. Form 2848, Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker transactions or barter exchanges. Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

You are an exempt foreign person for a calendar year in which:

•                  You are a nonresident alien individual or a foreign corporation, partnership, estate, or trust;

•                  You are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and

•                  You are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

Paperwork Reduction Act Notice. We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: Recordkeeping, 5 hr., 58 min.; Learning about the law or the form, 3 hr., 46 min.; Preparing and sending the form to IRS, 4 hr., 2 min.

If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can email us at *taxforms@irs.gov. Please put “Forms Comment” on the subject line. Or you can write to Internal Revenue Service, Tax Products Coordinating Committee, SE:W:CAR:MP:T:T:SP, 1111 Constitution Ave. NW, IR-6406, Washington, DC 20224. Do not send Form W-8BEN to this office. Instead, give it to your withholding agent.

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